Era Group Inc.
945 Bunker Hill Rd., Suite 650
Houston, Texas 77024

April 30, 2020

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Era Group Inc.
Registration Statement on Form S-4
File No. 333-237557

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (No. 333-237557) of Era Group Inc., a Delaware corporation (the “Registrant”), initially filed with the Securities and Exchange Commission (the “Commission”) on April 3, 2020, as amended by Amendment No. 1 filed on April 23, 2020 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on May 5, 2020, or as soon as practicable thereafter.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank LLP, by calling Brett Nadritch at (212) 530-5301, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

ERA GROUP INC.

By:	/s/ Crystal L. Gordon
Name:	Crystal L. Gordon
Title:	Senior Vice President, General Counsel and Chief Administrative Officer